As filed with the United States Securities and Exchange Commission June 4, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

McMoRan Exploration Co.

(Name of Subject Company – Issuer)

McMoRan Exploration Co.

(Name of Filing Person – Issuer)

5¼% Convertible Senior Notes due 2013

4% Convertible Senior Notes due 2017

(Title of Class of Securities)

582411 AM6

(Relating to the 5¼% Convertible Senior Notes due 2013)

582411 AK0 and 582411 AJ3

(Relating to the 4% Convertible Senior Notes due 2017)

(CUSIP Number of Class of Securities)

Douglas N. Currault II

Assistant General Counsel and Assistant Secretary

McMoRan Exploration Co.

1615 Poydras Street

New Orleans, LA 70112

Telephone: (504) 582-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

Monique A. Cenac, Esq.

Jones Walker LLP

333 N. Central Avenue

Phoenix, Arizona 85004

Telephone: (602) 366-7889

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$267,832,000	$36,533

*	The transaction valuation is estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction valuation estimate assumes the tender of $67,832,000 aggregate principal amount of our outstanding 5¼% Convertible Senior Notes due 2013 and $200,000,000 aggregate principal amount of our outstanding 4% Convertible Senior Notes due 2017.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 by multiplying the transaction valuation by $136.40 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY STATEMENT

Pursuant to and subject to the terms and conditions of (1) the Indenture (the “4% Indenture”), dated as of December 30, 2010, between McMoRan Exploration Co., a Delaware corporation (the “Company,” “we,” “us” and “our”), and U.S. Bank National Association, a national banking association, as trustee (the “4% Trustee”), relating to the Company’s 4% Convertible Senior Notes due 2017 (the “4% Notes”) and (2) the Indenture (the “5¼% Indenture,” and together with the 4% Indenture, the “Indentures”), dated as of September 13, 2012, between the Company and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee (the “5¼% Trustee,” and together with the 4% Trustee, the “Trustees”), relating to the Company’s 5¼% Convertible Senior Notes due 2013 (the “5¼% Notes,” and together with the 4% Notes, the “Notes”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed with the Securities and Exchange Commission (the “SEC”) by the Company with respect to the right of each holder of the Notes (the “Repurchase Right”) to require the Company to repurchase for cash any and all of the Notes at a price of $1,000 per $1,000 in principal amount tendered, plus accrued and unpaid interest to, but excluding, the repurchase date, on the terms and subject to the conditions set forth in the Notice of Change in Control, Execution of Supplemental Indentures, Adjustment of Conversion Rate Applicable to 4% Notes and Offers to Purchase, dated June 4, 2013 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), attached hereto as Exhibit (a)(1) and incorporated herein by reference.

Holders may tender their Notes until 11:59 p.m., New York City time, on July 18, 2013.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All capitalized terms used but not specifically defined in this Schedule TO have the meanings given to such terms in the Offer to Purchase. Information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

ITEM 1.	SUMMARY TERM SHEET.

As previously disclosed, the Company entered into an Agreement and Plan of Merger, dated as of December 5, 2012, among the Company, Freeport-McMoRan Copper & Gold Inc. (“FCX”) and INAVN Corp. (“Merger Sub”), a wholly-owned subsidiary of FCX (the “Merger Agreement”), pursuant to which on June 3, 2013 (the “Closing Date”), Merger Sub was merged with and into the Company with the Company surviving as a direct wholly-owned subsidiary of FCX (the “Merger”). At the effective time of the Merger, which occurred on June 3, 2013, each outstanding share of common stock of the Company (the “Common Stock”) was converted into the right to receive $14.75 in cash, without interest, and 1.15 units representing beneficial interests in Gulf Coast Ultra Deep Royalty Trust (“Royalty Trust Units”). Holders of Royalty Trust Units are entitled to share in a 5% gross overriding royalty interest in hydrocarbons saved and produced from twenty of the Company’s specified shallow water Gulf of Mexico and onshore Gulf Coast ultra-deep exploration prospects. Cash was paid in lieu of fractional Royalty Trust Units. As a result of the Merger, a Change of Control of the Company under the Indentures has occurred, and each holder of the Notes has the Repurchase Right described above.

The information set forth in the Offer to Purchase in the section titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. McMoRan Exploration Co. is the issuer of the Notes. The address of the Company’s principal executive offices is 1615 Poydras Street, New Orleans, Louisiana 70112, and its telephone number is (504) 582-4000.

(b) Securities. This Schedule TO relates to the offers by the Company to purchase all the outstanding Notes. As of June 4, 2013, there were $200,000,000 in aggregate principal amount of the 4% Notes outstanding and $67,832,000 in aggregate principal amount of the 5¼% Notes outstanding.

(c) Trading Market and Price. The Notes are not listed on any national securities exchange and there is no established trading market for the Notes. To the Company’s knowledge, the Notes are traded infrequently in transactions arranged through brokers, and market quotations for the Notes are not available. Prior to the Closing Date, shares of the Common Stock were listed on the New York Stock Exchange (the “NYSE”) under the symbol “MMR.” Trading of the Common Stock was suspended following the close of the NYSE on June 3, 2013. The delisting of the Common Stock will be effective on June 14, 2013. As a result, there is no longer any public trading in the Common Stock.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

This is an issuer tender offer. McMoRan Exploration Co. is the name of the filing person and is the subject company. The business address of the filing person is 1615 Poydras Street, New Orleans, Louisiana 70112, and the telephone number at that address is (504) 582-4000. Upon completion of the Merger effective June 3, 2013, the filing person is controlled by Freeport-McMoRan Copper & Gold Inc. The business address of Freeport-McMoRan Copper & Gold Inc. is 333 North Central Avenue, Phoenix, Arizona 85004.

The information set forth in Annex A to the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms.

(1) Tender Offers. The information set forth in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on May 3, 2013 in the section titled “Comparison of Rights of MMR Stockholders and Royalty Trust Unitholders” is incorporated herein by reference. The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet,” “Information Concerning the Company, FCX and Royalty Trust,” “Information Concerning the Notes,” “Procedures to Be Followed by Holders Electing to Tender Notes for Purchase,” “Right of Withdrawal,” “Payment for Tendered Notes; Source and Amount of Funds” and “Certain United States Tax Considerations” is incorporated herein by reference.

(2) Mergers or Similar Transactions. Not applicable.

(b) Purchases. None of the Notes are held by any officer, director or affiliate of the Company.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

None.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet,” “Information Concerning the Company, FCX and Royalty Trust” and “Information Concerning the Notes,” is incorporated herein by reference.

(b) Use of Securities Acquired. The Notes that are validly tendered and accepted for repurchase will be cancelled.

(c) Plans.

(1) through (10). The information set forth in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on May 3, 2013 in the sections titled “Summary,” “Special Factors – General Description and Effects of the Merger,” “Special Factors – Certain Effects of the Merger,” “Special Factors – Board and Management After the Merger” and “Special Factors – De-listing and Deregistration of MMR Common Stock” is incorporated herein by reference. The information set forth in the Offer to Purchase in the sections titled “Information Concerning the Company, FCX and Royalty Trust” and “Plans or Proposals of the Company” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Company’s proxy statement on Schedule 14A filed with the SEC on May 3, 2013 in the section titled “Special Factors – Description of Financing” is incorporated herein by reference. The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “Payment for Tendered Notes; Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. None.

(d) Borrowed Funds. The information set forth in the Company’s proxy statement on Schedule 14A filed with the SEC on May 3, 2013 in the section titled “Special Factors – Description of Financing” is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. None.

(b) Securities Transactions. None.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. We have not employed, retained or otherwise compensated any person to make solicitations or recommendations in connection with the Repurchase Right. For information regarding our paying agents, see the information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet,” “Information Concerning the Notes” and “Payment for Tendered Notes; Source and Amount of Funds” which is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) We are not aware of any governmental of federal or state regulatory approvals required for the consummation of the Offers, other than compliance with applicable securities laws.

(3) None.

(4) None.

(5) None.

(c) Other Material Information. None.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

(a)(1)	Notice of Change of Control, Execution of Supplemental Indentures, Adjustment of Conversion Rate Applicable to 4% Notes and Offers to Purchase, dated June 4, 2013.

(a)(2)	Joint press release of Freeport-McMoRan Copper & Gold Inc. and the Company (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(b)(1)	Term Loan Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed February 19, 2013).

(b)(2)	Revolving Credit Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., PT Freeport Indonesia, JPMorgan Chase Bank, N.A., as administrative agent and the swingline lender, Bank of America, N.A., as syndication agent, BNP Paribas, Citibank, N.A., HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders and issuing banks party thereto (incorporated by reference to Exhibit 10.2 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed February 19, 2013).

(d)(1)	Indenture, dated as of March 7, 2013, between Freeport-McMoRan Copper & Gold Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed March 7, 2013).

(d)(2)	Form of 2.375% Senior Notes due 2018 (included in Exhibit (d)(1)).

(d)(3)	Form of 3.100% Senior Notes due 2020 (included in Exhibit (d)(1)).

(d)(4)	Form of 3.875% Senior Notes due 2023 (included in Exhibit (d)(1)).

(d)(5)	Form of 5.450% Senior Notes due 2043 (included in Exhibit (d)(1)).

(d)(6)	Indenture dated as of December 30, 2010, between the Company and U.S. Bank National Association, as trustee, relating to the 4% Notes (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed January 4, 2011).

(d)(7)	First Supplemental Indenture dated as of June 3, 2013, between the Company and U.S. Bank National Association, as trustee, relating to the 4% Notes (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(d)(8)	Indenture dated as of September 13, 2012, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 5¼% Notes (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed September 13, 2013).

(d)(9)	First Supplemental Indenture dated as of June 3, 2013, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 5¼% Notes (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(d)(10)	Definitive Proxy Statement of the Company (incorporated by reference to the Schedule 14A filed by the Company on May 3, 2013 (the “Proxy Statement”)).

(d)(11)	Supplemental Disclosure to the Proxy Statement (incorporated by reference to the Company’s Current Report on Form 8-K filed May 7, 2013).

(g)	None.

(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

McMoRan Exploration Co.

By:	/s/ Nancy D. Parmelee
Nancy D. Parmelee Senior Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)

Dated: June 4, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Notice of Change of Control, Execution of Supplemental Indentures, Adjustment of Conversion Rate Applicable to 4% Notes and Offers to Purchase, dated June 4, 2013.

(a)(2)	Joint press release of Freeport-McMoRan Copper & Gold Inc. and the Company (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(b)(1)	Term Loan Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed February 19, 2013).

(b)(2)	Revolving Credit Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., PT Freeport Indonesia, JPMorgan Chase Bank, N.A., as administrative agent and the swingline lender, Bank of America, N.A., as syndication agent, BNP Paribas, Citibank, N.A., HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders and issuing banks party thereto (incorporated by reference to Exhibit 10.2 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed February 19, 2013).

(d)(1)	Indenture, dated as of March 7, 2013, between Freeport-McMoRan Copper & Gold Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed March 7, 2013).

(d)(2)	Form of 2.375% Senior Notes due 2018 (included in Exhibit (d)(1)).

(d)(3)	Form of 3.100% Senior Notes due 2020 (included in Exhibit (d)(1)).

(d)(4)	Form of 3.875% Senior Notes due 2023 (included in Exhibit (d)(1)).

(d)(5)	Form of 5.450% Senior Notes due 2043 (included in Exhibit (d)(1)).

(d)(6)	Indenture dated as of December 30, 2010, between the Company and U.S. Bank National Association, as trustee, relating to the 4% Notes (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed January 4, 2011).

(d)(7)	First Supplemental Indenture dated as of June 3, 2013, between the Company and U.S. Bank National Association, as trustee, relating to the 4% Notes (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(d)(8)	Indenture dated as of September 13, 2012, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 5¼% Notes (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed September 13, 2013).

(d)(9)	First Supplemental Indenture dated as of June 3, 2013, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 5¼% Notes (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed June 4, 2013).

(d)(10)	Definitive Proxy Statement of the Company (incorporated by reference to the Schedule 14A filed by the Company on May 3, 2013 (the “Proxy Statement”)).

(d)(11)	Supplemental Disclosure to the Proxy Statement (incorporated by reference to the Company’s Current Report on Form 8-K filed May 7, 2013).

(g)	None.

(h)	None.

E-1